UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The ExOne Company

(Full name of Registrant)

Not Applicable

(Former if Applicable)

127 Industry Boulevard

(Address of Principal Executive Office)

North Huntingdon, Pennsylvania 15642

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The ExOne Company (the “Company”) has been delayed in filing its Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”).

Additional time beyond the deadline is required for the Company to complete its consolidated financial statements for the year ended December 31, 2015. The reason causing the delay to file the 2015 10-K could not be eliminated by the Company without unreasonable effort or expense.

The Company plans to file its 2015 Form 10-K with the SEC as soon as possible and within the 15 calendar day grace period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian W. Smith	724	765-1350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

See attached Exhibit 99.1 which is incorporated herein by reference.

The ExOne Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 14, 2016	By	/s/ Brian W. Smith
Chief Financial Officer

Exhibit 99.1

On March 14, 2016, the Company issued a press release announcing the need for additional time beyond the SEC’s deadline to complete its consolidated financial statements for the year ended December 31, 2015. This timing issue is exacerbated by the Company’s previously reported material weaknesses in controls over financial reporting that require the Company to take additional, manual steps to prepare its consolidated financial statements. The Company expects to file its Annual Report on

Form 10-K on Tuesday, March 22, 2016.

The Company also announced that it will delay the release its of its fourth quarter and full year 2015 financial results until after the closing of financial markets on Tuesday, March 22, 2016. The Company also rescheduled its conference call and webcast to review the financial and operating results for the 2015 fourth quarter and full year results along with its outlook from Wednesday, March 16, 2016 until Wednesday, March 23, 2016.

The Company confirmed its 2015 guidance:

•	Revenue expected to be approximately $40 million

•	Gross margin expected to be between 17% and 21%, excluding anticipated non-recurring costs estimated at $0.5 million to $1.0 million to complete facility integrations

•	SG&A expenses expected to be in a range of $21 million to $23 million, excluding approximately $0.5 million to $1.0 million of costs associated with ongoing implementation of the Company’s enterprise resource planning system

•	R&D expenses expected to be in a range of $6.5 million to $7.5 million

•	Cash and cash equivalents expected to be between $18 million and $22 million

•	Capital expenditures expected to be approximately $9 million

The Company also reconfirmed that it shipped eleven 3D printing machines to customers in the quarter which ended December 31, 2015, as previously announced. In total, the Company shipped 38 3D printing machines in 2015.